ANUHCO, INC. THIRD QUARTER 1996 REPORT TO SHAREHOLDERS

Anuhco's third quarter 1996 results reflect continued improvements in freight volumes offset in part by the competitive pricing market in the transportation industry and the high level of fuel costs experienced so far this year. Also reflected are some duplicate costs incurred in integrating the Company's financial services operations. Consolidated income from continuing operations for the third quarter of 1996 was $505,000, or $0.08 per share, on operating revenue of $30.0 million; compared to $675,000, or $0.09 per share on operating revenue of $24.7 million during the same quarter of 1995. Income from discontinued operations for the third quarter of 1995 was $272,000, or $0.04 per share.
Third quarter operating results for Crouse Cartage Company, Anuhco's general commodities motor carrier, were up compared to 1995, resulting primarily from growth in less-than-truckload ("LTL") tonnage which showed a 29.1% improvement. Third quarter operating income was $981,000 on revenue of $27.9 million versus $741,000 on revenue of $23.6 million during 1996 and 1995, respectively. The improvement from growth in LTL tonnage was offset somewhat by continued pressure on freight rates resulting from industry over-capacity which pushed Crouse Cartage's revenue per hundredweight down 5.2% compared to the same quarter of 1995 and continued high fuel costs which contributed to an increase in operating expenses.
Agency Premium Resource, Inc. ("APR") and Universal Premium Acceptance Corporation ("UPAC"), Anuhco's insurance premium finance subsidiaries, generated an operating loss of $14,000 on net finance charges and fees earned of $2.1 million for the third quarter of 1996. This loss was the result of certain duplicate costs incurred while the back office operations of APR and UPAC are integrated. Some additional integration costs will be incurred through the first half of 1997. The fully integrated operations of APR and UPAC will provide a nationwide presence and opportunity for further expansion in this market.
Anuhco continued the second phase of its program to repurchase an additional 10% of its outstanding shares, approximately 681,300 shares. Through September 30, 1996, Anuhco has repurchased 257,800 shares.
Anuhco continues to maintain a strong cash and investment position of approximately $24.6 million as of September 30, 1996. In July 1996, AFS, Anuhco's discontinued operation, paid a dividend of $8.5 million to Anuhco from its excess cash and investments. After the dividend, AFS had remaining net assets of approximately $8 million, $6 million of which is in cash and investments.
In the fourth quarter of 1996, Anuhco will offer a program to repurchase shares of its common stock from odd lot holders (those shareholders with less than 100 shares) at current market prices. This program will reduce the Company's administrative costs while providing an opportunity for small shareholders to sell their shares with no broker commissions.




             Timothy P. O'Neil                      Roy R. Laborde
             President                              Chairman

                                                            ANUHCO, INC.
                                               UNAUDITED SUMMARY FINANCIAL STATEMENTS
                                               (in thousands, except per share data)

                                                 CONSOLIDATED STATEMENTS OF INCOME
                                  Third Quarter and Nine Months Ended September 30, 1996 and 1995

                                                                        Third Quarter                  Nine Months
                                                                  --------------------------    ---------------------------
                                                                     1996            1995           1996           1995
                                                                  -----------    -----------    -----------     -----------
Operating Revenues..............................................  $    30,041    $    24,651    $    83,604     $    73,851
Operating Expenses..............................................       29,332         23,967         82,275          71,716
                                                                  -----------    -----------    -----------     -----------
Operating Income................................................          709            684          1,329           2,135
Non-Operating Income............................................          297            500            931           1,635
                                                                  -----------    -----------    -----------     -----------
Income From Continuing Operations Before Income Taxes...........        1,006          1,184          2,260           3,770
Income Tax Provision............................................          501            509          1,040           1,621
                                                                  -----------    -----------    -----------     -----------
Income From Continuing Operations...............................          505            675          1,220           2,149
Income From Discontinued Operations.............................           --            272             --             867
                                                                  -----------    -----------    -----------     -----------
Net Income......................................................  $       505    $       947    $     1,220     $     3,016



Income Per Share -
  Continuing Operations.........................................  $      0.08    $      0.09    $      0.18     $      0.29
  Discontinued Operations.......................................         0.00           0.04           0.00            0.11
                                                                  -----------    -----------    -----------     -----------
    Total.......................................................  $      0.08    $      0.13    $      0.18     $      0.40



Average Common Shares Outstanding...............................        6,609          7,392          6,878           7,500



                                                    CONSOLIDATED BALANCE SHEETS

                                                                   09/30/96        12/31/95
                                                                  -----------    -----------
                             ASSETS
                             ------
Cash and Short-Term Investments.................................  $    24,606    $    33,983
Finance Accounts Receivable, net................................       36,476          8,290
Other Current Assets............................................       19,800         26,260
                                                                  -----------    -----------
  Total Current Assets..........................................       80,882         68,533
Operating Property, net.........................................       20,547         16,223
Intangible and Other Assets.....................................       10,286          3,670
                                                                  -----------    -----------
                                                                  $   111,715    $    88,426




              LIABILITIES AND SHAREHOLDERS' EQUITY
              ------------------------------------

Notes Payable, Secured..........................................  $    23,440    $        --
Other Current Liabilities.......................................       11,049          7,603
                                                                  -----------    -----------
  Total Current Liabilities.....................................       34,489          7,603
Deferred Income Taxes...........................................          637            543
Shareholders' Equity............................................       76,589         80,280
                                                                  -----------    -----------
                                                                  $   111,715    $    88,426



         Anuhco, Inc. 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214
(913) 859-0055